

May 2, 2019

Charles O'Dowd
President and Chief Executive Officer
ABCO Energy, Inc.
2100 North Wilmot, #211
Tucson, AZ 85712

> **Re: ABCO Energy, Inc.**
> **Registration Statement on Form S-1**
> **Filed April 26, 2019**
> **File N. 333-231047**

Dear Mr. O'Dowd:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

Please contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing and
Construction